

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 26, 2009

Mr. William R. Hollinger
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

> **RE: KB Home**
> **Form 10-K for the fiscal year ended November 30, 2008**
> **Filed January 29, 2009**
> **File #1-9195**

Dear Mr. Hollinger:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended November 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 26
Liquidity and Capital Resources, page 38

1. Please revise future filings to disclose your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted under your most

significant/restrictive debt covenants as of each reporting date. Such a presentation will allow investors to more easily understand any trends in your ability to meet your financial covenants. Also, to the extent material to an understanding of your overall liquidity, please revise future filings to provide similar disclosures of actual and required financial covenants for debt agreements of your equity investees.

Critical Accounting Policies, page 45
Inventories Impairments and Abandonments, page 46

2. In order to enable investors to better understand your impairment assessment relative to current market conditions, as well as to allow investors to better assess the likelihood of potential future impairments, please revise future filings to disclose and discuss the following for each period presented:

- The number of communities evaluated for impairment;
- The number of communities impaired and the remaining carrying value of those communities;
- The number of lots under option that were abandoned;
- Quantitative information regarding any significant known trends;
- Any material and useful information that you gather and analyze regarding the risks of recoverability of your home and land related assets.

3. We note several references throughout your discussion of your results of operations to reductions in the number of your active communities. With a view towards future disclosure, please clarify how you define "active communities". In this regard, please tell us if there are any communities in which you have unsold home or land assets where you are no longer pursuing a sale. If applicable, please also tell us how you considered these assets in your impairment assessment.

Warranty Costs and Insurance, page 47

4. Please revise future filings to quantify the amounts you expensed for Warranty Costs and Insurance during each period presented, disclose any significant assumptions underlying the amounts you recorded, and discuss the potential impact of changes in those assumptions on your financial statements.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief